STARMED GROUP, INC.
2029 Century Park East
Suite 1112
Los Angeles, CA 90067
(310) 226-2555
(310) 551-2724

August 12, 2005

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
10-KSB for the Period Ending December 31, 2004

Ladies and Gentlemen:

       We are writing to respond to the Staff's letter dated July 20, 2005, relating to our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Annual Report").

       We understand that, in response to certain of the Staff's comments, we may be required to file an amendment to the Annual Report; however, we respectfully propose to defer filing the amendment until such time as the Staff has reviewed our responses set forth below and provided any further comments, so that any necessary revisions to the Annual Report can be provided in one amendment.

       The following numbered responses correspond to the Staff's numbered comments in its July 20, 2005 letter.

General

       1.  We propose to amend the Annual Report to include the signature of our chief accounting officer or controller, and chief financial officer. We understand that any person required to sign the Annual Report who occupies more than one of the specified positions, should indicate each capacity in which he or she signs the Annual Report.

Business of Issuer, Page 3

       2.  We propose to amend the Annual Report to disclose the following, under a new caption "Description of Business - Government Regulation":

           "Government Regulation

The composition and labeling of dietary supplements, which comprise a significant majority of our products, are primarily subject to the jurisdiction of the FDA under the provisions of the Federal Food, Drug, and Cosmetic Act, or FFDC Act. The FFDC Act, the Nutrition Labeling and Education Act of 1990, or NLEA, and the Dietary Supplement Health and Education Act of 1994, or DSHEA, may all impact our products. Certain of our activities and may also fall under the jurisdiction of various agencies of the states, localities and foreign countries to which our products may be distributed and in which our products may be sold.

United States Securities and Exchange Commission
August 12, 2005

To our knowledge, the manufacture and sale of our natural medicinal products does not require filings with or approvals, licenses or permits from any regulatory authority. However, product claims are regulated by the Federal Food and Drug Administration and we are required to state on our product labels that: "These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease." We believe that all advertising and marketing of medicinal products in the United States is being performed in strict compliance with applicable U.S. government regulations. We are not marketing or manufacturing any of our products in any foreign country at present, and therefore, we are not required to comply with any foreign regulations.

We do not believe that our proposed StarMed Wellness Centers will engage in the practice of medicine and, therefore, will not be subject to regulations relating to the practice of medicine or licensing requirements applicable to physicians. However, any medical clinics that participate in the planned network of StarMed Wellness Centers will be subject to Federal and state regulation and licensing requirements in the same manner as is applicable to all medical clinics and doctors under their jurisdiction.

We believe that we comply and will continue to comply with all government regulations applicable to our operations."

3.     We propose to amend the Annual Report to disclose the following, under the caption "Description of Business - The Company's Products:"

"Our medicinal products are formulated on our behalf by Herman Rappaport and Dr. Steven Rosenblatt, based upon research published in authoritative journals. Our products are currently manufactured to our formulated specifications by American Supplement Technologies of Tempe, Arizona, a full service contract manufacturer of dietary supplements. American Supplement Technologies manufactures our medicinal products on a purchase order basis, and we have no long-term commitments with American Supplement Technologies or any other manufacturer, although we believe that there are numerous sources of production for our products and we do not believe we are dependent upon this or any other manufacturer. During the production process, private labels containing our "Sierra" brand name are affixed to our medicinal products by the manufacturer.

Raw materials contained in our medicinal products include vitamins, minerals and herbal supplements. Raw materials are available from a variety of sources, on a purchase order basis, and we are not dependent upon any one source for these materials, except our sole supplier of Phase2 starch blocker material is Pharmachem Labs in New Jersey. We have no long-term supply agreement with Pharmachem Labs or any supplier of raw materials."

We also propose to amend the Annual Report to disclose the following, under the caption "Description of Business - Marketing:"

"To date, the substantial portion of our revenues has been derived from third-party sales of our proprietary starch blocker product. The principal customer for our starch blocker product is Natural Health Trends Corporation, who accounted for approximately 69% and 97% of our revenues for the years ended December 31, 2004 and 2003, respectively. We have entered into a preliminary agreement with Natural Health Trends Corporation under which Natural Health Trends' Lexxus International, Inc. subsidiary has been granted the exclusive right to market a version of our starch blocker product formulated specifically for them in network or multilevel marketing to international sources. The preliminary agreement contemplates that the parties will enter into a more definitive agreement with respect to marketing rights for our starch blocker product; however, until such time as a more definitive agreement is entered into, our relationship with Natural Health Trends Corporation is defined by the preliminary agreement. No definitive agreement has been entered into and the parties are not currently negotiating the terms of a definitive agreement."

United States Securities and Exchange Commission
August 12, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Item 7. Financial Statements and Supplementary Data, page 14
Report of Independent Registered Public Accounting Firm, page F-1

       4.   The auditor was able to conclude that there was not substantial doubt about the Company's ability to continue as a going concern based on the results of their procedures. The auditors complied with AU Section 341 by considering whether the results of the procedures performed in planning, evidential matter gathered relative to the various audit objectives, and upon completion of the audit identified conditions or events that indicate a substantial doubt about the Company's ability to continue as a going concern. The auditors documented the increase in revenue during the year ended and obtained additional information, including a product distribution agreement, a budget, an agreement for consulting services to secure financing, and an agreement for financing in final stages. After reviewing these documents and evaluating management's plans, the auditors concluded that substantial doubt did not exist. They concluded management's plans, and the apparent feasibility of those plans as evidence by the agreements, to increase ownership would likely provide the Company with the liquidity needed to continue as a going concern.

             The Company proposes to amend its Annual Report to disclose, under the caption "Management's Discussion and Analysis or Plan of Operation," that (a) there are no known trends, events or uncertainties that are reasonably likely to impact on our liquidity, except that our ability to fund our business plans and meet our obligations as they become due is dependent upon our ability to generate revenues from the operation of our planned Wellness Centers and continued sales of medicinal products, as to which there is no certainty, and (b) we currently fund our operations through limited revenues from (i) sales of our medicinal products and (ii) sales of our debt and equity securities and, we will likely continue to do so until our revenues from operations are sufficient to satisfy all of our cash needs.

Consolidated Statement of Shareholders' Equity (Deficit), page F-4

       5.  In accordance with SFAS 123 "Accounting for Stock Based Compensation", the value attributed to the shares issued was based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. At the time the shares were issued, there was no public market for the Company's shares. Therefore, the value assigned to these shares was based on the fair value of the services received as detailed in the invoices from the vendor or as indicated in the signed agreement with the other party.

             The Company became cleared for trading on March 17, 2005 and was first traded on April 7, 2005 at a price of $1.10. From that date through the date of this letter, the stock has had a high of $1.10 and a low of $0.35 per share. There have been no shares issued subsequent to the Company being listed on a market. The Company believes the value assigned to the shares issued for services during the year ended December 31, 2004 cannot be progressively bridged to the value of the shares when a market became available because over a year had elapsed and it is a small-cap company subject to high volatility.

United States Securities and Exchange Commission
August 12, 2005

Item 7. Financial Statements and Supplementary Data, page 14
Notes to Consolidated Financial Statements, page F-6
2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-6

       6.  We propose to amend the revenue recognition policy footnote to read as follows:

"The Company has adopted SEC Staff Accounting Bulletin Topic 13 "Revenue Recognition" (SAB 104) and, accordingly, recognizes revenue when persuasive evidence of an agreement exits, upon shipment of the product to customers, upon fulfillment of acceptance terms, if any, when no significant contractual obligations remain, the price to the buyer is determinable, and collection of the related receivable is reasonable assured."

4. Long Term Debt, page F-8
Note Payable, page F-8

       7.  Debt of approximately $467,000 was exchanged for 82,300 shares of the Company's common stock and the guarantee that the shares could be sold in a brokered transaction for a per share price of $3.50, which totals approximately $288,000. Since the Company stock was not traded on a market and had a nominal value, the gain on the transaction of approximately $178,000 was treated as a forgiveness of debt. The Company eliminated the note payable and the related accrued interest, recorded the common stock at par value, recorded a liability for the maximum amount to be paid under the guarantee, and the remainder was recorded as a forgiveness of debt.

             The supporting accounting literature included FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which applies to "contracts that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party" (paragraph 3). According to paragraph 9(b), the guarantor should initially recognize a liability based on the fair market value of the guarantee. FAS 5, "Accounting for Contingencies", provides guidance on recording a loss contingency. Paragraph 8 states a loss should be accrued and charged to income if both the loss is probable and can be reasonably estimated.

             The 82,300 restricted shares issued on conversion of the note payable are reflected in the equity accounts section of the balance sheet and the statement of shareholders' equity (deficit) at December 31, 2004 and 2003. The liability associated with the guarantee is reflected as an accrued expense on the balance sheet at December 31, 2004 and 2003 and the forgiveness of debt was reflected in the consolidated statement of operations for the year ended December 31, 2003.

       We acknowledge that:

•     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 12, 2005

       If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,

/s/ Herman Rappaport
Herman Rappaport
President and Chief Executive Officer